UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GOODRICH PETROLEUM CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

382410843

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13D amends the Reporting Persons’ Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on February 26, 2018, and the Reporting Persons’ Schedule 13G/A filed with the SEC on March 22, 2018.

SCHEDULE 13D

CUSIP No. 382410843

1	NAME OF REPORTING PERSONS GEN IV INVESTMENT OPPORTUNITIES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,838,510
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,838,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,510
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 382410843

1	NAME OF REPORTING PERSONS LSP GENERATION IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,838,510
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,838,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,510
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 382410843

1	NAME OF REPORTING PERSONS LSP INVESTMENT ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,838,510
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,838,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,838,510
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON (see instructions) IA

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock” or “Shares”) of Goodrich Petroleum Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 801 Louisiana, Suite 700, Houston, Texas 77002.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Gen IV Investment Opportunities, LLC (“Gen IV”), a Delaware limited liability company;

(ii) LSP Generation IV, LLC (“LSP Gen IV”), a Delaware limited liability company and the managing member of Gen IV, with respect to the Common Stock directly owned by Gen IV; and

(iii) LSP Investment Advisors, LLC (“LSP Advisors”), a Delaware limited liability company and investment manager of Gen IV, with respect to the Common Stock directly owned by Gen IV.

(b) The address of each of the Reporting Persons is 1700 Broadway, 35th Floor, New York, New York, 10019.

(c) The principal business of:

(i) Gen IV is a family office investment vehicle;

(ii) LSP Gen IV is the Managing Member of Gen IV; and

(iii) LSP Advisors manages assets on behalf of Gen IV.

(d) – (e)

During the past five years, none of the Reporting Persons or any of their respective executive officers, directors or control persons has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is a limited liability company organized under the laws of the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock was acquired with $20,042,315 of working capital set aside by Gen IV for the general purpose of investing. No funds or other consideration were borrowed or obtained for the purpose of acquiring the Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons originally acquired, and continue to hold, the Shares reported in this Schedule 13D for investment purposes. The Reporting Persons have had numerous constructive discussions with the Issuer’s management to express their views as to the Issuer’s business and its current strategies to enhance or maximize shareholder value. The Reporting Persons will continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting

Persons may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by the Reporting Persons in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

Although the Reporting Persons had no plans or proposals at the time of their various purchases and do not have any particular plans or proposals at present, the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, Issuer’s board of directors, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities, and may take other steps seeking to bring about changes to increase shareholder value. Such proposals or positions may include one or more plans that relate to the Issuer’s business, management, capital structure and allocation, corporate governance, board composition and strategic alternatives and direction.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

Reporting Persons*	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned**
GEN IV INVESTMENT OPPORTUNITIES, LLC	0	1,838,510	1,838,510	15.9%
LSP GENERATION IV, LLC	0	1,838,510	1,838,510	15.9%
LSP INVESTMENT ADVISORS, LLC	0	1,838,510	1,838,510	15.9%

*	The above figures reflect the most recent beneficial ownership for the Reporting Persons listed above as of May 21, 2018.
**	The percentage reported above is based on 11,562,127 shares of Common Stock reported to be issued and outstanding as of May 14, 2018, in the Issuer’s Form 10-Q filed with the SEC on May 15, 2018.

(c)

The following describes all transactions in the Issuer’s Common Stock that were effected during the past 60 days by the Reporting Persons:

Transaction Date	Nature of Transaction	Price Per Share	Quantity
3/29/2018	Securities Acquired	$10.75	69,519

(d)

No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
A	Joint Filing Agreement, dated February 23, 2018 (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on February 26, 2018).

B	Power of Attorney, dated February 23, 2018 (incorporated by reference to Exhibit B to the Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on February 26, 2018).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2018

Gen IV Investment Opportunities, LLC

By:	LSP Generation IV, LLC
Its:	Managing Member

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

By:	LSP Investment Advisors, LLC
Its:	Investment Manager

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

LSP Generation IV, LLC

By:	/s/ Darpan Kapadia
Name:	Darpan Kapadia
Title:	Managing Director

LSP Investment Advisors, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President